Exhibit 1
Indicative Announcement of PetroChina Company Limited on the Acquisition of the A
Shares of Jilin Chemical Industrial Company Limited through General Offer
In accordance with the Document of China Securities Regulatory Commission (“CSRC”) Zheng Jian Gong Si Zi [2005] No. 118: “Opinions on the Proposal of PetroChina Company Limited to Acquire Shares of Jilin Chemical Industrial Company Limited through Tender Offer”, PetroChina Company Limited published the “Report on the Offer to Acquire the A Shares of Jilin Chemical Industrial Company Limited” on November 16, 2005 and proceeded with the offer (the “A Share Offer”) to acquire all the shares of Jilin Chemical Industrial Company Limited (“Jilin”) other than those held by PetroChina Company Limited (“PetroChina”).
The effectiveness of the A Share Offer is conditioned on the effectiveness of PetroChina’s offer to acquire H shares of Jilin (the “H Share Offer”). The conditions to the effectiveness of the H Share Offer were satisfied as at January 6, 2006 and PetroChina published in the China Securities Journal, Securities Times, Shanghai Securities News, and on cninfo.com.cn the “Announcement on the Commencement Date and the Effectiveness in connection with the General Offer of PetroChina Company Limited to Acquire the A shares of Jilin Chemical Industrial Company Limited” on January 9, 2006. As a result of the above, the A Share Offer became effective as from January 9, 2006.
I. Basic Information of the A Share Offer

			Proportion of the Subject Shares in the
Class of		Number of the	Issued and Outstanding Shares of the
Shares	Offer Price	Subject Shares	Subject Company
A shares	RMB 5.25 Yuan /share	200,000,000 shares	5.62%
Purposes of the A Share Offer: This offer is intended to terminate the listing status of Jilin.
Valid Term of the A Share Offer: January 9, 2006 – February 12, 2006
II. For further details of the A Share Offer, please refer to:
1.	The “Report on the Offer to Acquire the A Shares of Jilin Chemical Industrial Company Limited” and the “Financial Advisory Report by China Galaxy Securities Co. Ltd. on the Proposal of PetroChina Company Limited to Acquire A Shares of Jilin Chemical Industrial Company Limited through Tender Offer” published in the China Securities Journal, Securities Times, Shanghai Securities News, and on cninfo.com.cn on November 16, 2005;

2.	The “Report by the Board of Directors of Jilin Chemical Industrial Company Limited to All A Shareholders on the Proposal of PetroChina Company Limited to Acquire All Tradable Shares of Jilin Chemical Industrial Company Limited through Tender Offer” and the “Independent Financial Advisory Report by China International Capital Corporation Limited on the Proposal of PetroChina Company Limited to Acquire Tradable A Shares of Jilin Chemical Industrial Company Limited through General Offer” published in the China Securities Journal, Securities Times, Shanghai Securities News, and on cninfo.com.cn on November 16, 2005; and

3.	The online edition of the abovementioned reports published on the same date at the website of Shenzhen Stock Exchange (www.szse.cn).
III. Investors should conduct the share acceptance, withdrawal, settlement, and transfer registration in connection with the tender offer through the business branches of securities companies who manage its/his/her A Shares under entrustment.
IV. In order to help investors to know about the tender offer and participate in the offer acceptance, Shenzhen Stock Exchange issued the “Business Guideline for Tender Offer to Acquire the Listed Company” on November 15, 2005. Investors can view it on the website of Shenzhen Stock Exchange, www.szse.cn.
This Indicative Announcement is published by the Company in accordance with the CSRC Rule No. 17 of Form and Content of Information Disclosure by Public Issuer: Offer Report.
PetroChina Company Limited
January 16, 2006